EXHIBIT 99.2

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

February 14, 2011	No. 11-03

Avalon Continues Under the
Canada Business Corporations Act

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE-Amex : AVL) (“Avalon” or the “Company”) is pleased to announce that, further to its Annual and Special Meeting of Shareholders held on January 27, 2011 at which the shareholders of the Company voted in favour of, among matters, the continuance of the Company out of the Province of British Columbia and into the federal jurisdiction of Canada, the Company’s continuance has now become effective as of February 9, 2011.  A copy of the Articles of Continuance and new by-laws of the Company can be found under the Company’s SEDAR profile at www.sedar.com.

About Avalon Rare Metals Inc. (TSX and NYSE-Amex: “AVL”)

Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding: 93,506,273. Cash resources: approximately $37 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at ir@avalonraremetals.com.